Filed by Capri Listco pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capri Listco

Commission File No. 333-256152

Cazoo

June 10, 2021

08:05 AM EDT

Cazoo

June 10, 2021

08:05 AM EDT

Harald Hendriske:	Alex and Stephen, thank you so much for being with us today. Let me start by giving you guys an opportunity to say -- give us a little bit of an idea about your background. Alex, I know you’ve obviously been involved in ecommerce and stuff in a big way before. How does the car industry -- how is it different from what you’ve done before? How is it the same? How do your experiences help you in the current job? Because it is clearly the fastest, or one of the fastest growing platforms in this space. How have your experiences helped and how are you finding the industry?

Alex Chesterman:	Thanks, Harald. It’s great to be joining you guys. And Adam, thank you. You’re a tough act to follow. We will try to not make everybody fall asleep. Great to be here. Great to be part of this space. As I think Adam hit the nail on the head at the outset with, it’s a space that has seen very little change for a long time, many, many decades. And now suddenly, all things are coming together to create a lot of change. [Indiscernible] suspension, COVID, obviously the acceleration of digital penetration, all of these things are coming together and will create massive change across the industry over the next 10 years.

In terms of my background, Harald, I spent most of the 90s in the States. I ended up marrying an American, I bought a house there. And so I spent a lot of time back and forth and watching what’s gone on in the space. I spent the last 20 years watching innovations and trends, particularly in digital, that are starting to take hold in the States that have not yet reached the UK and European shores, and try to adopt those models where I both love the model, but also thought the UK and European markets had some advantages over the U.S. I did that in -- I saw Netflix in ’02 when most people on this call probably won’t remember, it was a small DVD by post business. It was worth about $2 billion and it had an important IPO then. We copied that when we built the equivalent business in Europe and the largest business in that space. I saw Zillow in ’06 and copied that with Zoopla in UK. And similarly, saw and followed up with Carvana in the space about 3, 3.5 years ago. And all sorts of reasons, understood that this was the future in all of those spaces. That each of these businesses were providing something substantially better to the consumer than what had come before. In the case of Netflix and LoveFilm here, it was selection, it was value, it was convenience. In the case of Zillow and Zoopla, it was transparency and giving people valuations and information about prior transactions. And in the case of Carvana and Cazoo, it’s selection, it’s customer experience, it’s quality, it’s transparency, it’s value on many, many different dimensions. This is where Adam sort of hit the nail on the head, which is, the historic model has not changed for a very long time, the incumbents. And if you look at consumer expectations and what is fit for purpose in 2021, as a consumer experience and how they’ve adopted digital in all sorts of other ways, but also just the expectation around quality and service and all of those types of things, there is a massive opportunity for disruption in this space. We are in this space and what appealed to us about it when we saw Carvana was size of the market, the single biggest retail market, bar none. Lack of digital penetration, 1% or 2% in the UK and Europe, and that goes to the point of digital. And not a hugely loved consumer experience. Now there’s a wide spectrum and there are some very great experiences, very professional launch businesses that do a great job. But as Adam said, there are tens of thousands, in fact in Europe 150,000 players, and the level of experience across those small players is not great generally. It’s hugely fragmented and I think you will start to see a lot of this move online.

Cazoo

June 10, 2021

08:05 AM EDT

But mostly, I would sort of address just to make the opening as part of Adam’s preamble, is COVID and its impact. There have been 2 accelerants I guess or changes as a result of COVID. It’s absolutely right that it’s brought forward, it’s accelerated the rate of change in this but many other industries. All online retail, this type of meeting we’re having now for example, digital meetings instead of physical conferences. So there’s lot of spaces where that’s been the case. Particularly in markets which have had historically low penetration. It’s actually mindboggling to think about the fact that we never did this before. We would all fly to meet each other all over the world. This existed before COVID, we just didn’t know about it. We didn’t know how efficient it could be. And the same is true of a lot of other experiences.

So I think what you’ll see is a significant acceleration as a result of COVID because what people have discovered, there are new ways of doing things and they like it. And that makes the change permanent because there are some things that have changed during COVID that are totally going to change back to normal. Because actually, the physical real experience is better. Going out to dinner is a good example. You can’t do that as well. But there are certain experiences where the new way is significantly better and that’s one of them. The other thing that has changed, and Adam touched on this, is that car ownership is very, very strong, is growing incredibly strongly. It’s very interesting, when I starting my first fundraising for this business 3 years ago, 2.5 years ago, people -- the most common question I got asked was around car ownership and isn’t -- nobody is going to own a car in the future, we’re all going to be ridesharing and grabbing flying cars and have this autonomous driving. What I will say to you is, I’ve not been asked that question once in the last 6 months. And I think that is largely related to people understanding that ownership of personal transportation is here to stay for very, very long time. But also, COVID has de-organization and private versus shared and all those types of things have helped. I’ll pause there. Sorry, a long answer.

Harald Hendriske:	Thanks, Alex, I’ve got a long list of questions. I can tell that I don’t need them. So when I made those remarks about (inaudible), I’m sure you saw that with a lot of interest yourself as well. I’m sure your own model, you have your own view of where that goes. Give us a few words about how do you think the OEMs --- did I read that roughly correct in terms of what you think they want to do? And then immediately I have a question, so thank you, already we’re getting a lot of questions, so there’s a lot of interest and let that continue clearly. But yeah, how does that play into you guys? I mean I read it as a huge opportunity for you guys, right? Because if the new car dealers disappear, somebody has to sell the used cars, right? Is that right or am I being naïve and simplistic as an analyst?

Cazoo

June 10, 2021

08:05 AM EDT

Alex Chesterman:	No, I think you’re absolutely correct. So the OEMs are in the business of selling as many cars as possible. They are also moving more and more into the business of wanting to have direct to consumer relationships and not having those intermediates. But OEMs are producers of new stock. And there’s also a very clear parallel in this from one of my previous businesses which was the LoveFilm Netflix one. If you think about producers of digital content, historically it was Blockbuster Video stores and other sellers of DVDs and things. And then over time, they all wanted direct relationships, so now you have Disney Plus. But you still have platform. You still have other platforms. So I think it has always been my opinion that at some stage, OEMs will want to move into direct, non-intermediated relationships with consumers for new car sales and subscriptions and all sorts of other services that they can provide. But equally, that they will probably not do so exclusively and they will use other platforms. Because if you have a platform, and Netflix is good example, I don’t want to use that parallel too much, but if you have a platform that has all the items and you’re in the business of trying to transact with those people, you want to be present on those platforms. So I think it will have an impact on new car franchise dealers over the next 10 years. This is not going to be a quick transformation by the way, because massive sums of money have been invested in building these networks of franchise dealers. But yes, absolutely over time, for used cars, I see this as a positive in that respect. And also, in new cars and transactions where we can offer new and nearly new cars with subscription, and I’m sure we’ll touch on that as a new service of ours. Because we see that as the direction of travel. So yes, I think very possible.

Harald Hendriske:	And just again, a slightly introductory note, and we’ll get into some slightly more detailed questions, but I mean, again, talking to investors, I kind of see 3 different sets of competitors. You’ve got you guys who are going very much the platform route, direct to essentially the endgame. Then I think you have some of the legacy dealers who are obviously going to go online. And I suspect to some degree, they are hoping this model is going to converge onto yours, obviously coming from a different place, but they do have a lot of loyal customers, they have good relationships with suppliers and stuff. So they have something to offer I think. And then obviously, especially in the UK, I mean I spent half my life looking at Auto Trader, right, as a lot of people do. And again, there’s a convergence there somewhere as well, isn’t there? We’re all going to be competing for the same eyeball. So can you talk a little bit about why your model coming to that endgame is going to be the winner? Why can you take market share as quickly as you are doing right now? What are some of the really key advantages that you see? You already talked a little bit about the consumer advantage, but what are the other advantages or differences about the different business models that you think about?

Alex Chesterman:	Yeah, so look, I think it’s important to remember that this is an enormous space with tens of thousands of players. And the transition is going to be relatively slow, but small changes in a huge space equal massive businesses that are going to be created. So if you look at Carvana is less than 1% share in the US, but obviously is a massive business, we have got to just over half a percent share already in the last 18 months in the UK. But this is not a winner takes all space and this is not a space that is going to go from 1% to 2% digital to 80% to 100% digital. It might get to 20% to 30% digital over the next 10 years. What does that mean? It means a couple of things. Or if I take each of the correct 3 segments you’ve identified, for existing dealers it doesn’t mean very much. It means the pool will shrink by 20%. So it might go from 150,000 dealers in Europe to 100,000 to 120,000 dealers. Some will survive, most will survive. Some will consolidate, some will get bigger. So it doesn’t -- digital does not win at the expense of offline. There are going to always be all businesses a long time, but there’s going to be for the next 10 years a large segment of the population that still wants to transact in the nostalgic way as Adam described. But we are certainly going to move beyond the 1% to 2% digital and get into double digits and beyond.

Cazoo

June 10, 2021

08:05 AM EDT

So what does that mean for platforms like ourselves and Carvana? It means that what’s going to happen is you’re going to shrink a few tens of thousands of offline small players into a half thousand or a thousand large digital players that are going to be created out of the market share. That’s all at the 20%. So you’re growing in each market. So there’s going to be 20% of the market split in Europe and the States and other geographies by 3, 4, 5, 6 big players. And the offline market will continue, but slightly shrunk.

And the final group that you asked about was sort of the aggregators, the Auto Traders, Car Gurus, etc. It means very little for them. What it means for them is that they have slightly less customers, but they have some big customers. We expect that we will become Auto Traders’ biggest customer. And they may lose 20 small customers and gain one big customer, and having been again in a similar space, I’ve been on Auto Trader’s side of the fence in my last business when digital real estate dealers came like [Noble Brits], that helped us. It was one customer that represented what would have been 500, all physical, and obviously there for us. Servicing one customer is easier than servicing 500, so I think that will be a little bit difference for that space.

Harald Hendriske:	That makes sense. It’s interesting. Investors very quickly always -- you hear Cazoo, Cinch, all the things they’re getting in the UK, people think it’s become very competitive very quickly. But people forget just how big the market is and just how small all of you are in terms of total units.

Alex Chesterman:	And from an aggregator perspective, they’re massive. Because even a big business that gets 3%, 4%, 5% market share, makes very little difference to the aggregators who are all of one.

Harald Hendriske:	That’s right. The other conversation I then end up having, as you know, if I want to buy a car from New Castle, I live south of London somewhere, it’s a long way. Obviously, the dealer in New Castle will also be online, right? So then you sort of question, well what’s the difference between online or an online transaction? So I just wanted to ask you that as well. Because I’m always seeing this not so much as just going online, but it’s really changing the business model. And because of the change of the business model, I see it almost like the digitalization is allowing the consolidation of this very fragmented market. And it’s really the first time you’ve been able to build a national used car brand. Is that the right characterization or am I missing something?

Alex Chesterman:	No, that’s exactly correct. Because the dealer in New Castle has been online, they’ve had a website for a very long time, this isn’t a new phenomenon. But car sales, particularly used car sales, is not just historically a very fragmented market, it’s a hyperlocal market. You go to the local car dealer who has a few thousand typically in the UK and Europe, maybe a few hundred in the U.S. where there’s more land and bigger dealerships. But it’s hyperlocal and they are local brands and local businesses. You’re absolutely right, what the digital transformation with businesses like us and Carvana in the States creates, is the opportunity to create national brands, national infrastructure in order to service a national customer base. And even in our case, international brands which haven’t existed before. So we are in the UK, but we will be in France and Germany later this year. So the ability to create big brands in the space, and there are no large brands, and that leads to a bunch of other benefits as well which create pricing power. If you’re a brand that stands for quality and service and experience and amazing delivery and all sorts of other things, then you have some other benefits as a result.

Cazoo

June 10, 2021

08:05 AM EDT

Harald Hendriske:	That makes sense. So the next question, you’re here and you’re actually first to present today, how -- what would you say are sort of the big 3, 4 or 5 differentiating factors between Cazoo and maybe some of the other key competitors of yours are doing? What are you doing differently? Are people making mistakes in your view? Or are there better ways of doing things? How would you differentiate your company with what some of the other guys are doing?

Alex Chesterman:	I think your definition of competitors is different than mine. So when you refer to competitors, you refer to sort of our peers who are working with us, not together, but trying to grow the digital space. I see the competitors as the offline, the 99% that’s not online. But in terms of differentiation from other digital players, as I said at the beginning, we saw Carvana, we loved almost everything about it. We think the model that they spent a lot of time cultivating is very good one. National brands fully integrated. You own the entire experience. We are very big believers in that. You own the cars, you recondition the cars, you deliver the cars, you hand them over. Because there you get to control quality and consumer experience. So that fully integrated model is very important.

We’ve always said we will not have a platform model. I don’t want to be responsible for delivering and handing over a product that is somebody else’s and I don’t know what the quality and quality control of that experience is. So that’s -- where people originally ask me, what is our business about? Most people, from an investor standpoint, knew Carvana and the simplest explanation of our business is, we are the Carvana of Europe, full stop. It started in the UK like they started in Texas and Arizona and moving into some other states. But Carvana for the United States and Europe, we’ve made some differentiations. I can think of 2 or 3. For example, we’re not doing vending machines, which we think are a neat idea, but not fit for what we wanted to do. So we do customer centers where we store the cars, we deliver them from there, they have service centers attached to them. That’s one differentiation. Small things like we do closed box transporters instead of the open bedded ones. One, because I hated the idea of spending $25 on valeting a car beautifully and then having it pour with rain on top of it. And two, it creates a bit of theater when you drop down the back of these and you deliver the car. There’s a handful. We’ve added subscription, and (inaudible). There’s a few tweaks to the model, but broadly, if you wanted to understand our business without doing any research, the Carvana of Europe is a pretty good one.

Harald Hendriske:	Fantastic. We’re getting a lot of questions, so I’ll move there very quickly. Just two quick ones for me left really. I think firstly, I mean in terms of your recent answer there, it seems to me that quality is absolutely key here, right? Because yes, you can build the brand and that’s a huge opportunity, but it’s also a big risk, right? The last thing you want to get is bad revies on the internet from your service. What are the key risks -- what are the quality risks do you think? Where is it most key to get it right? Or is it just the whole thing and everything to make sure that the customer --

Alex Chesterman:	There’s 2 parts to the quality, right? There’s the product itself and then there’s the experience. Used cars are really interesting and very different from new cars. New cars are shiny, they come out of the box, they have 3-year warranty and all the same, from the same dealer. Used cars, I haven’t encountered 2 that are the same. They’re all different mileage, age, use, etc. So very, very different. So the quality of the product is very important. Getting that right and then making sure you do it to a high standard. But also, the quality of the experience which is, how is it delivered? How is the handover? What is the after service, after care like, etc.? So they’re very important, both of those elements, particularly if you’re building a brand that stands for those.

Cazoo

June 10, 2021

08:05 AM EDT

Harald Hendriske:	Yeah, I think that’s absolutely the key. And then sorry, last question, which I think is super important for this audience today, but you mentioned it earlier, big difference between the US and Europe. Can you just highlight some of the big differences and the difficulties or the opportunities that drives that for you?

Alex Chesterman:	Yeah, I think -- these are digital businesses, so digital penetration matters. UK and Europe, we buy more stuff online, As a percentage of overall retail, it’s almost double what it is in the States, so that’s helpful. We also turn our cars over more frequently in the UK and Europe, almost twice as frequently as the US. But as well as being digital businesses, the backend of the business, after the digital experience, is moving big physical product around. It’s a logistics business. And I have a huge amount of respect for what Carvana is doing, because going back to saying you want to do this all fully integrated and do it all yourself is one thing. But doing it in a market that is as vast as the US, the US is 40x bigger than the UK, so that market is very, very challenging and hard. So they’ve done a great job. But that’s one of the advantages of course of the UK, and to some extent the rest of Europe, is population density, which in terms of delivering product, that matters a lot, you can do it quicker and cheaper.

Harald Hendriske:	So let’s go to some of the questions. We’ve got 10 or 12 questions already. First one, there is a couple of questions regarding sourcing and I think we all understand that sourcing is absolutely key in this business. Again, so what’s your strategy to get differentiation in the sourcing process versus the competition? And a separate question, you were sourcing more closely with BCA Cinch. How has that changed? And how are you replacing that supply?

Alex Chesterman:	It’s a very large, very fluid market. And each market, if I take the UK for example, 8 million transactions a year, plenty of stock. Stock is held by 3 groups largely. It’s held by consumers, they have most of the stock, so buying direct from consumers is the best source and our favorite source. Historically, we’ve only bought as part of a trade-in, as a product exchange. But our future is buying all cars from all people and something we are going to launch in the next few weeks under the same brand. So we’ll become not just the best place to get your next car, but also the best place to sell your car. Exactly the same journey that Carvana went through. So that’s ultimately going to be our biggest source. Carvana sold 60% of their cars they sell from consumers and we’ll be in a similar situation.

The other sources include corporates, leasing companies, rental companies, dealer groups, etc. And you’re buying in bulk so you’re buying 100, 200 at a time instead of one. That’s our second biggest source. And auctions like BCA are another source and when we first started, we didn’t have any consumer relationships because our website wasn’t live and therefore, we weren’t taking any trade-ins. And we didn’t have any corporate relationships, that would be another loss. So auction represented 100% of our purchases at that point in time. Obviously, that transitions (inaudible).

Harald Hendriske:	Another question I’ve got a lot recently is, I mean obviously, your deal, there’s a lot of private equity money coming into the market, probably across Europe as well as the US space. And people are concerned about that sourcing and what all that money does to the supply of cars. Can you just -- I mean I personally think it’s amusing because how you bid up, I don’t know, 16 million or 36 million cars a year in Europe is beyond me to be honest, but can you just -- how do you view that? Is there a risk that at some stage you get into sufficient competition with the other digital guys that you’re actually bidding up sources too much? Or is that just not possible?

Cazoo

June 10, 2021

08:05 AM EDT

Alex Chesterman:	I think that’s nonsense. I think the absolute number of transactions stays the same irrespective of whether its digital or nondigital players. Some digital players are replacing some other players, but the number of cars being transacted is no different. And we’re talking about players who have .5%, 1% share. They’re not changing the market in any way. And if they’re bidding against each other, that means somebody else isn’t bidding, because the absolute number of cars is enough. We haven’t seen that. We don’t see that. And even forget about being a 1% or 2%, even when the digital players get to 10% or 20%, I don’t see that happening. It’s a finite number of players, a finite number of transactions and there’s enough stock for people to source from.

Harald Hendriske:	Yeah, again, it’s so easy to forget just how big this market is, right? There’s quite a lot of questions about people obviously know Auto One and stuff that they’ve recently been looking at. I mean obviously you’re talking about going into France and Germany. How do you look at the competition in those markets? And how would you compare yourself with them? And then maybe again, slightly associated question, but Auto One is obviously coming from a slightly different place with their merchant marketplace business, B2B. Is that an interesting market? Or is that not something that would ever really interest you so much? And how does that change their ability to compete with you?

Alex Chesterman:	So again, I don’t see them necessarily as the competitors in the UK and abroad. The principal plays are us and Cinch. In Europe it will be Auto Hero and us and maybe Cinch will go into Europe and [Aramis]. There will be handful of players from each market. There’s plenty -- if you’ve got the space, digital is going to grow very significantly, there’s plenty of room for multiple players. I think well coexist very happily. There’s not -- and in terms of the background of some of these businesses, I think there’s pros and cons of having come from a legacy or different part of the industry. Some of the pros are existing relationships and supply, etc. Some of the cons are exactly the same things which are existing relationships. So if you take Auto One for example, they supply dealers and now they are competing. So they’ve got reasons favorable and unfavorable. I don’t think we’re at any disadvantage at all against those businesses.

Harald Hendriske:	Fine. I think that’s fair enough. But that’s obviously the stuff that people know, right? So Adam is pushing me because we have got a lot of questions. There’s a couple of really good ones, I think. One, vertical integration. Can you just talk a little bit about the vertical integration of your model and why that’s important to you? And what efficiencies does that bring to you?

Alex Chesterman:	Yeah, so it goes back to controlling the experience end to end. Making sure that if you are putting something on your website that you are offering for a consumer, that you’re going to deliver to them in as little as 72 hours, then you’ve got to know where it is, what it is. So we buy the cars, we recondition them, we store them, they’re in our control, And we’re not going to move away from that and start offering third party inventory that we can’t control the positive experience. The real benefits of fully vertical, being fully vertically integrated are quality, cost and service. You get all 3 of those things, you can control in a much, much better way.

There’s an easier way to do this business as a marketplace for example, with all third-party stock. But you will not -- first of all, you are not taking the full value chain, you’re leaving money on the table to third parties. But you’re also not in control of your own destiny. And I think here we’re trying to build a brand where we know exactly what it stands for and the consumer knows.

Cazoo

June 10, 2021

08:05 AM EDT

Harald Hendriske:	I think that makes sense. And that really goes to every part of your business, right? I’ve heard you talk about the logistics situation already which is a little bit different from maybe some people. Refurb, I mean I’m gathering from your answer that you are looking to control refurb at some stage, as much as possible in-house I’m assuming. And then technology, the same? You’re going to be able to control all of those areas in-house, is that the right way to look at it?

Alex Chesterman:	Well refurb, we already control 100% in the UK in-house actually as of 10 days ago. A year ago, we were 100% outsourced, today we are 100% -- we now have 5 of our own sites in the UK, we can store 20,000 cars, we can refurb well over 100,000 cars. So we stand on our own two feet in the UK. In France and Germany where we’re launching later this year, we’re partnering in Italy like we did in the UK, but long term it’s control, quality control.

Harald Hendriske:	We’ve got 2 minutes and I’m going to try to pull in 2 questions, okay?

Adam Jonas:	You can go 4 minutes, so it’s lightning round, Alex, 4 minutes.

Harald Hendriske:	Thank you, Adam. So Alex, marketing channels. Again, we’re not the ecommerce people, right? We’re sort of boring auto people. Just talk a little bit about the sort of different marketing channels if you can, and what are the most efficient ones for you or ones you’re most excited about in the UK? You sponsored a couple of football teams, you’re obviously on the TV, I’m sure you’re doing huge amounts of internet advertising. Can you just talk about the different channels and how efficient that is for you?

Alex Chesterman:	Yeah, so I think there’s performance-based marketing, the digital channels that you’d expect, Auto Trader, Google, etc. And then there’s brands, nonperformance channels, football teams, TV, etc. At different stages in different companies’ lives, the mix of that changes. We are a new business, out of the box, trying to build a brand and establish that. So we’re overinvesting in brand at the moment and over time that will change. But at the end of the day, like any other business, you should expect us in the long term to take every marketing dollar and spend it in the most efficient channel. That’s not going to be true for a business in its first or second year, but will certainly be true for businesses when they get there. There’s different objectives when you’re coming out of the gate.

Harald Hendriske:	Yeah, no, okay, that makes a lot of sense. It’s very new for us auto guys, so thank you for that. And then the last question, again, slightly bigger picture, and I apologize to Stephen, your CFO, we haven’t maybe done the very detailed questions, but I’ve enjoyed this conversation very much. So just on financing, it’s a different financing model. Dealers historically have largely taken the commission from the finance partners and stuff that they’ve had. How do you look at that? Carvana has obviously taken it in-house. But you made slightly different business models, slightly different focus maybe. Does it change the focus? How do you look at that opportunity? It does seem like a good opportunity, used car financing is very profitable, right?

Alex Chesterman:	It is. I’m going to ask Stephen to take that one.

Stephen Morana:	Thanks, Alex. You like to throw me the terrible ones at the end. So we do, there’s a lead gen engine at the moment for all the financings which outsourced, so obviously the key drivers are that the attachment rate, the commercials that we get attached to that. We’ve got strong commercials. We’ve got some very good deals in place. Finance attachment rates of over 40% which is very good for the UK, but we think there’s a long way to go. But you’re right, we£ look to bring it in-house. We actually haven’t modeled that. We will do it. We will do it over the next couple of years. It’s free upside for investors as and when we do. We think we could be making £500 to £600 more financing deal if we had it in-house. But we’ve got to go a way and really work through how we execute on that. It is challenging. It could be some M&A. It could be some partnership deals. But absolutely on our radar. We need to do it, we need to deliver it, we’re just not sure when.

Cazoo

June 10, 2021

08:05 AM EDT

Adam Jonas:	Harald, dealer’s choice, if you want to sneak one more in, I’ll let you determine. There are so many -- thank you for the questions. I wish we had time to get to them all.

Harald Hendriske:	Maybe you can use some of the questions for the next sort of guys, right? So one, if you’ll allow me one last one, strategic partnerships you talked a little bit about. Can you talk a little bit about strategic partners? And then something that strikes me a little bit is, some of the OEMs, if they do restructure very heavily their new car distribution, maybe, maybe they’re going to be in a position where they really do want access to one of those platforms. So would you see potentially at some stage doing a strategic deal with one of the OEMs?

Alex Chesterman:	Well, we’re certainly open to the idea. If you think about what is important in this space, and I touched on it, you want to attract as many consumers looking for cars as possible. That’s the brand you’re building. And then you want to be able to satisfy that demand and that’s the infrastructure you’re building So if you look at our big brands and now the infrastructure, reconditioning capability, customer centers, multicar transporters, delivery, hundreds of delivery drivers. So we have set our business so it’s able to satisfy the demand. And if other parties, partners like OEMs, wanted to tap into that infrastructure and brand and platform, we were listening to those. So that’s something we would consider in the future of course. Now that strategic partnerships, we’ve done deals with as Stephen touched on, in consumer finance with people like Blackhorse. We’ve done deals with big banks, with subscription finance in Germany, asset finance with Loan Bot in the UK. And we’ve also done 4 acquisitions in the last 10 or 12 months that help enhance our position or accelerate our growth. So we’re pretty active in that space and we’re open to partnering with people that make sense.

Harald Hendriske:	Yeah, it’s all further market opportunities for you, right? So perfect. I think roughly, I mean Adam, that’s about right time.

Adam Jonas:	You did great.

Harald Hendriske:	Alex, Stephen, thank you so much for joining us. I’ve really enjoyed our conversation. Good luck with everything that you’re doing and it sounds very exciting.

Alex Chesterman:	Thanks, guys. Thanks for having us.

Adam Jonas:	Thank you so much. Good luck. And this concludes the Cazoo session. We have Sonic Automotive next, so drop and relink to the next Zoom link. Thanks, everybody.

Cazoo

June 10, 2021

08:05 AM EDT

About Cazoo - www.cazoo.co.uk

Cazoo’s mission is to transform the car buying experience for consumers across the UK and Europe by providing better selection, quality, transparency, convenience, flexibility and peace of mind. Cazoo aims to make buying a car no different to any other product online today, where consumers can simply and seamlessly purchase, finance or subscribe to a car entirely online for either delivery or collection, in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, has a highly experienced management team and is backed by some of the leading global technology investors.

About AJAX – www.ajaxcap.com

AJAX is a blank check company whose purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. AJAX was founded by renowned US investor Dan Och in partnership with Glenn Fuhrman and strategic advisors including Steve Ells (founder, Chipotle), Jim McKelvey (co-founder, Square), Kevin Systrom (co-founder, Instagram) and Anne Wojcicki (co-founder, 23andMe).

Additional information and Where to Find It

This communication relates to a proposed business combination among Cazoo Holdings Limited (“Cazoo”), AJAX I (“AJAX”) and Capri Listco (“Listco”). In connection with the proposed business combination, Listco has filed a registration statement on Form F-4 that includes a proxy statement of AJAX in connection with AJAX’s solicitation of proxies for the vote by AJAX’s shareholders with respect to the proposed business combination and a prospectus of Listco, which has not yet become effective. The proxy statement/prospectus will be sent to all AJAX shareholders, and Listco and AJAX will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AJAX and Listco through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AJAX may be obtained free of charge from AJAX’s website at https://ajaxcap.com or by written request to AJAX at 667 Madison Avenue, New York, NY 10065 and documents filed by Cazoo may be obtained free of charge from Cazoo’s website at https://www.cazoo.co.uk or by written request to Cazoo at 41-43 Chalton St, Somers Town, London NW1 1JD, United Kingdom.

Participants in Solicitation

AJAX, Listco and Cazoo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from AJAX’s shareholders with respect to the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus. Information regarding the directors and executive officers of Ajax is contained in Ajax’s Annual Report on Form 10-K/A for the year ended December 31, 2020, filed with the SEC on May 7, 2021. These filings are available free of charge at the SEC’s web site at www.sec.gov. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Cazoo

June 10, 2021

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Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Cazoo and the markets in which it operates, and Cazoo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against AJAX, Cazoo, Listco or others following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of AJAX, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of AJAX or Cazoo as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the possibility that AJAX, Cazoo or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on Cazoo’s business and/or the ability of the parties to complete the proposed business combination; (12) Cazoo’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; and (13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-4 and the proxy statement/prospectus included therein. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AJAX’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other documents filed by AJAX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo, AJAX and Listco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Cazoo, AJAX or Listco gives any assurance that any of Cazoo, AJAX or Listco will achieve its expectations.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of AJAX, Listco and Cazoo. While such information and projections are necessarily speculative, AJAX, Listco and Cazoo believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that AJAX, Listco or Cazoo, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future event.

Contacts

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell / Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com

AJAX:

Gagnier Communications, Dan Gagnier / Jeff Mathews +1 646-569-5897 / ajax@gagnierfc.com

Investor Relations:

ICR for Cazoo - cazoo@icrinc.com